T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Alamos Gold Inc.
130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports Third Quarter 2015 Results
Toronto, Ontario (November 12, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported financial results for the third quarter ended September 30, 2015 and reviewed its operating, exploration and development activities.
“This marks our first quarter reporting consolidated results as the new Alamos with production of nearly 88,000 ounces. We are continuing to hit our operational targets at Young-Davidson, with record underground throughput in October, and we have commissioned the mill at Mulatos positioning us for a much stronger fourth quarter. We remain on track to achieve the low end of our full year consolidated production guidance of 375,000 to 425,000 ounces,” said John A. McCluskey, President and Chief Executive Officer.
“We continue to invest in growing production and lowering costs at our existing operations while strengthening our development pipeline both through exploration success at Cerro Pelon and La Yaqui and consolidating ownership of the prospective Lynn Lake gold project. With diversified production, a deep growth pipeline and strong balance sheet, we believe we have built a solid foundation for delivering long term shareholder value,” Mr. McCluskey added.
Third Quarter 2015 Highlights

•	Completed the merger between Former Alamos and AuRico on July 2, 2015

•	Produced 87,633 ounces of gold at total cash costs of $850 per ounce of gold sold and all-in sustaining costs (“AISC”) of $1,155 per ounce of gold sold

•	Sold 92,229 ounces of gold at an average realized price of $1,123 per ounce for revenues of $103.6 million

•
Realized a quarterly loss of $33.4 million, or $0.13 per share. This included $3.5 million of transaction costs related to the merger, a $2.5 million write-down of non-core exploration properties and a $4.0 million foreign exchange loss

•	Reported cash and cash equivalents and available-for-sale securities of $320.8 million as at September 30, 2015

•	Discovery of new zones of mineralization at Cerro Pelon and La Yaqui
Subsequent to Quarter-end:

•	Announced a definitive agreement to acquire Carlisle Goldfields Limited (“Carlisle”), the joint venture partner of the Lynn Lake project

•	Declared a semi-annual dividend of US$0.01 per common share on October 15, 2015

•	Achieved record average daily underground mining rates of 5,600 tonnes per day (“TPD”) at Young-Davidson for the month of October and remain on track to achieve the year-end target of 6,000 TPD

•	Announced the resignation of Scott Perry from the Board of Directors (the "Board") and the resignation of Alan Edwards as a Director and Chair of the Board

•	Announced the appointment of Paul Murphy to the position of Chair of the Board, and the appointment of Claire Kennedy, a partner at the law firm Bennett Jones LLP, to the Board

1 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Highlight Summary

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014 (1)	September 30, 2015 (1)	September 30, 2014 (1)
Operating Results
Gold production (ounces) (1)	87,633	85,037	275,266	265,449
Gold sales (ounces) (1)	92,229	86,970	278,353	265,517
Per Ounce Data
Average spot gold price (London PM Fix)	$1,124	$1,282	$1,178	$1,288
Average realized gold price	$1,123	$1,280	$1,168	$1,286
Total cash costs per ounce of gold sold (2)	$850	$706	$758	$791
All-in sustaining costs per ounce of gold sold (2)	$1,155	$1,098	$1,103	$1,221
Financial Results (in millions)
Operating Revenues	$103.6	$72.9	$239.4	$217.8
Loss from operations	($18.9)	($6.6)	($437.1)	($35.8)
Net Loss	($33.4)	($15.7)	($448.4)	($61.4)
Operating cash flow before changes in non-cash working capital (2)	$6.1	$20.6	$30.5	$46.3
Capital expenditures (sustaining) (2)	$16.9	$16.6	$49.1	$51.9
Capital expenditures (growth) (2),(3)	$31.9	$34.1	$75.5	$95.5
Share Data
Loss per share (basic and diluted)	($0.13)	($0.13)	($2.59)	($0.49)
Weighted avg outstanding shares (basic and diluted) (000’s)	253,133	125,510	173,316	125,419
Financial Position (in millions)
Cash and cash equivalents			$313.6	$100.2
Total debt and equipment financing obligations			$318.1	$315.6

(1)
The financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to and including July 2, 2015. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the three and nine months ended September 30, 2015 was 27,500 ounces (2014 - 28,000) and 98,500 ounces (2014 - 98,000), respectively. Gold sales for the three and nine months ended September 30, 2015 were 29,596 ounces (2014 - 30,000) and 102,900 ounces (2014 - 96,200), respectively.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration.

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Gold production (ounces)
Young-Davidson	38,201	40,538	115,664	115,808
Mulatos (1)	27,500	28,000	98,500	98,000
El Chanate	21,932	16,499	61,102	51,641
Total cash costs per ounce of gold sold (2)
Young-Davidson	$681	$723	$707	$862
Mulatos (1)	$979	$784	$875	$686
El Chanate	$994	$663	$749	$621
All-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$979	$957	$988	$1,130
Mulatos(1)	$1,210	$1,032	$1,086	$910
El Chanate	$1,019	$1,089	$968	$1,020
Capital expenditures (growth and sustaining) (2) (in millions)
Young-Davidson	$33.1	$37.4	$81.7	$114.3
Mulatos (1),(4)	$9.5	$12.0	$36.2	$34.7
El Chanate	$0.4	$7.0	$13.0	$20.9
Other	$5.8	$6.3	$20.4	$12.2

(1)
Results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to and including July 2, 2015 only. Prior quarter information is presented for information purposes only. Operating and financial results from prior ownership have been added for comparative purposes only.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration.

2 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Outlook and Strategy

	2015 Guidance
	Young-Davidson	Mulatos[1]	El Chanate	Total
Gold production (000’s ounces)	160-180	150-170	65-75	375-425
Total cash costs ($ per ounce)	$675-775(2)	$865	$675-775
All-in sustaining costs ($ per ounce)	$950-1,050	$1,100	$950-1,050
Capital expenditures (in millions)
Sustaining capital	$40.0-45.0	$12.5	$17.5-20.0
Growth capital	$45.0-50.0	$28.1 (3)	—

(1)	Includes full year production guidance at Mulatos.

(2)	Excludes 1.5% NSR royalty at Young-Davidson.

(3)	Excludes capitalized exploration.
Following completion of the merger, Alamos is well positioned to deliver shareholder value with diversified North American-based gold production, a strong balance sheet, and a portfolio of low cost growth projects.
The Company expects to achieve the lower end of the range of 2015 combined production guidance of 375,000 to 425,000 ounces of gold. This reflects slower than expected commissioning of the mill optimization project at Mulatos which has impacted third quarter and year-to-date production, partially offset by continued strong performance from El Chanate.
The Company continues to focus its investment on its primary producing operations, including ramping up underground production at Young-Davidson and development of the Cerro Pelon and La Yaqui satellite deposits at Mulatos. This is expected to drive low cost production growth at both operations while substantially reducing all-in sustaining costs. The Company’s balance sheet combined with cash flow from operations, are expected to provide the financial flexibility to complete these planned expansions in the current gold price environment.
The underground ramp up at Young-Davidson remains on track to achieve year-end targeted rates of 6,000 TPD with underground mining rates averaging a record 5,600 TPD in the month of October 2015. Underground unit mining costs are expected to continue to trend lower, reflecting ongoing productivity improvements as the Company ramps up underground mining rates, as well as the weaker Canadian dollar. The increase in underground mining rates is expected to supply an increasing portion of mill feed, driving milled grades and gold production higher. Reduced unit costs and higher grades are expected to drive total cash costs lower and increase free cash flow. Assuming current gold prices, the objective at Young-Davidson is for cash flow from operations to finance the growth capital required to develop the lower mine, while achieving targeted underground mining rates.
At Mulatos, the Company expects a significant increase in production in the fourth quarter of 2015 reflecting improved high grade mill production and the recovery of deferred heap leach production from the third quarter rainy season. Relative to 2015, all-in sustaining costs per ounce are expected to decrease in 2016, reflecting higher open pit grades and a lower waste-to-ore ratio. Looking beyond 2016, we expect Mulatos will be bolstered by the development of the Cerro Pelon and La Yaqui satellite deposits. With the average grades of these deposits being double the 2015 budgeted grade, Cerro Pelon and La Yaqui are expected to grow production at Mulatos while driving costs substantially lower. In addition, recent exploration success at Cerro Pelon and La Yaqui have indicated the potential to expand mineral reserves at both deposits.
The Company’s cash position and balance sheet remain strong. The reduction in the Company’s cash balance in the third quarter is not indicative of future quarters as the Company paid approximately $21 million in transaction-related charges, in addition to the third quarter being a seasonally weak quarter at Mulatos. Looking forward, Young-Davidson and Mulatos are expected to self-finance their growth at current gold prices. Recent weakness in both the Canadian dollar and Mexican peso relative to the United States dollar have partially offset the impact of the lower gold price as both operating and capital costs have benefited.
The Company’s long-term growth is further supported by a strong portfolio of low-cost, low-capital intensity development projects, which are at various stages of exploration, permitting and development. Development spending with respect to the Company’s project pipeline is largely discretionary. The Company is prioritizing its development spending and allocating resources to those projects with the highest potential returns. At current gold prices, the Company’s advanced development projects are economic and are expected to generate strong returns.

3 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Third Quarter 2015 Results
Young-Davidson Operational and Financial Review

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Underground Operations
Tonnes of ore mined	467,414	345,256	1,307,667	907,373
Average grade of gold (1)	2.56	3.08	2.70	3.09
Metres developed	3,619	3,269	10,817	10,586
Unit mining costs per tonne	$32	$41	$34	$44
Open Pit Operations
Total tonnes mined	—	—	—	3,392,509
Tonnes of ore mined	—	—	—	1,343,083
Average grade of gold (1)	—	—	—	0.99
Tonnes stockpiled ahead of the mill	1,739,557	2,832,371	1,739,557	2,832,371
Average grade of gold (1)	0.77	0.75	0.77	0.75
Mill Operations
Tonnes of ore processed	706,517	705,621	2,051,910	2,099,278
Average grade of gold (1)	1.88	1.94	1.96	1.97
Contained ounces milled	42,643	44,037	129,588	133,210
Average recovery rate	92%	90%	89%	88%
Gold production (ounces)	38,201	40,538	115,664	115,808
Gold sales (ounces)	41,127	41,072	115,652	119,448
Total cash costs per ounce of gold sold (2)	$681	$723	$707	$862
All-in sustaining costs per ounce of gold sold (2),(3)	$979	$957	$988	$1,130
Financial Review (in millions)
Operating Revenues	$46.1	$52.6	$135.9	$153.6
Loss from operations	($1.8)	($3.5)	($332.2)	($31.6)
Operating cash flow	$24.5	$15.2	$64.0	$31.0
Capital expenditures (sustaining) (2)	$12.2	$9.6	$32.3	$32.0
Capital expenditures (growth) (2)	$20.9	$27.8	$49.4	$82.3

(1)	Grams per tonne.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
Underground tonnes mined were 467,414 ore tonnes, or 5,081 TPD during the third quarter of 2015, at a grade of 2.56 grams per tonne of gold (“g/t Au”). During the first nine months of 2015, 1,307,667 tonnes of ore or 4,790 TPD were mined, at a grade of 2.70 g/t Au. Mining rates increased significantly from the 3,753 TPD and 3,324 TPD realized during the three and nine months ended September 30, 2014, respectively, due to planned productivity improvements, namely an increase in personnel and equipment, and increased development. Mining rates in the third quarter of 2015 were consistent with the second quarter of 2015, reflecting lower mining rates in July and August as the Company caught up on paste back-fill activities early in the quarter to support higher mining rates through access to a greater number of secondary stopes. Mining rates have shown ongoing improvement, averaging 5,400 TPD in September and a new record of 5,600 TPD in October. The Company remains on track to achieve underground mining rates of 6,000 TPD by the end of 2015. Underground mined grades decreased in the first nine months of 2015, compared to the same period in 2014, due primarily to stope sequencing.
At the end of September 2015, the Company had approximately 1.7 million tonnes of low grade open pit ore stockpiled ahead of the mill at an average grade of 0.77 g/t Au. Mill feed from the underground mine continues to be supplemented by the stockpiled open pit ore while underground mining levels ramp up to mill capacity. As underground mining rates continue to increase, this will supply an increasing proportion of the mill feed driving the milled grade and gold production higher.
During the third quarter of 2015, Young-Davidson processed 706,517 tonnes, or 7,680 TPD with gold grades averaging 1.88 g/t Au, consistent with the same period of last year. For the nine months ended September 30, 2015, 2,051,910 tonnes or 7,516 TPD were processed at an average grade of 1.96 g/t Au. Tonnes processed were slightly lower than the same period of 2014 due to liner changes in the third quarter.

4 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Young-Davidson produced 38,201 ounces of gold during the third quarter of 2015, slightly below the 40,538 ounces produced in the same period of 2014 reflecting lower underground mined grades, partially offset by higher mill recoveries. For the first nine months of 2015, Young-Davidson produced 115,664 ounces of gold, consistent with the same period in 2014.
For the three months ended September 2015, total cash costs per ounce of gold sold were $681, representing a 6% decrease from the same period in 2014. Year-to-date, total cash costs per ounce of gold sold were $707, representing an 18% decrease from the same period in 2014. The lower costs per ounce for the third quarter of 2015 and on a year-to-date basis was due to an increase in the underground contribution to overall production, improved unit underground mining costs, and the impact of the weakening Canadian dollar. Underground unit mining costs were $32 per tonne in the third quarter of 2015, down from $33 per tonne in the second quarter of 2015 and $41 per tonne in the third quarter of 2014 reflecting ongoing productivity improvements and the weaker Canadian dollar. Total cash costs at Young-Davidson are expected to decrease in the future as underground throughput is ramped up, and grades mined from underground return to the reserve grade of 2.74 g/t Au.
In the third quarter of 2015, capital expenditures totaled $33.1 million and included lateral development spending, the MCM shaft development, and underground equipment. Of the total expenditure, $12.2 million related to sustaining capital and $20.9 million related to growth capital. For the nine months ended September 30, 2015, capital expenditures totaled $81.7 million, of which $32.3 million was spent on sustaining capital and $49.4 million on growth capital.
Mulatos Operational and Financial Review

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014 (1)	September 30, 2015 (1)	September 30, 2014 (1)
Open Pit & Underground Operations (1)
Tonnes of ore mined - open pit (2)	1,554,602	1,697,525	5,157,923	5,523,211
Tonnes of ore mined - underground	40,323	32,964	97,114	41,967
Total waste mined	2,322,723	1,004,197	5,856,198	3,534,214
Total tonnes mined	3,917,648	2,716,686	11,111,235	9,099,392
Waste-to-ore ratio	1.49	0.59	1.14	0.64
Crushing and Heap Leach Operations (1)
Tonnes of ore crushed and placed on the heap leach pad	1,492,505	1,495,000	4,676,989	4,559,000
Average grade of gold processed (3)	0.77	1.08	0.84	1.01
Contained ounces stacked on the heap leach pad	37,100	51,900	126,500	148,300
Mill Operations
Tonnes of high grade ore milled	29,904	12,500	69,624	49,300
Average grade of gold processed (3)	11.61	8.47	9.63	5.33
Contained ounces milled	11,150	3,400	21,550	8,500
Total contained ounces stacked and milled	48,250	55,300	148,050	156,800
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	57%	51%	67%	63%
Ore crushed per day (tonnes) - combined	16,600	16,400	17,400	16,900
Gold production (ounces)	27,500	28,000	98,500	98,000
Gold sales (ounces)	29,596	30,000	102,900	96,200
Total cash costs per ounce of gold sold (4)	$979	$784	$875	$686
All-in sustaining costs per ounce of gold sold (4),(5)	$1,210	$1,032	$1,086	$910
Financial Review (in millions) (1)
Operating Revenues	$33.3	—	$33.3	—
Earnings (loss) from operations	($4.8)	—	($4.8)	—
Operating cash flow	($10.9)	—	($10.9)	—
Capital expenditures (sustaining) (4)	$4.3	—	$4.3	—
Capital expenditures (growth) (4),(6)	$5.2	—	$5.2	—

(1)	The financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to and including July 2, 2015 only.

(2)	Includes ore stockpiled during the quarter.

(3)	Grams per tonne.

(4)	Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(5)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
Includes capitalized exploration.

5 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Mulatos produced 27,500 ounces of gold in the third quarter of 2015, consistent with the third quarter of 2014. The third quarter is a seasonally weak quarter for Mulatos and consistent with previous years, heavy rainfall resulted in leach pad dilution and lower crusher throughput, adversely impacting production. In addition, production for the quarter was negatively affected by a slower than expected ramp up of the optimized mill.
Total crusher throughput averaged 16,600 TPD in the third quarter, below the annual budget reflecting the above average rainfall in the quarter and lower high grade mill rates as the milling circuit was being commissioned. Total throughput rates are expected to increase to budgeted levels of 17,850 TPD in the fourth quarter.
The grade of crushed ore stacked on the leach pad of 0.77 g/t Au in the third quarter of 2015 was consistent with the annual budget. During the first nine months of 2015, the grade stacked has averaged 0.84 g/t Au.
The ratio of ounces produced to contained ounces stacked or milled (or recovery ratio) in the third quarter was 57% compared to 51% in the third quarter of 2014, and well below the annualized budget of 74% reflecting the impact of the rainy season. The third quarter historically has lower recoveries than other quarters as gold is built-up in solution, with the inventory of ounces stacked in the third quarter typically recovered in the fourth quarter.
Mill production was well below expectations due to lower throughput and recoveries. Mulatos continued to process stockpiles at lower throughput rates until the vertical grinding mill was fully installed and recoveries were meeting expectations. The mill is currently achieving the designed grind size; however, additional optimization was required in the intensive leach reactor ("ILR") and electrowinning processes to meet budgeted recoveries which was resolved in September. As a result, production from the mill is expected to improve in the fourth quarter reflecting higher average throughput rates and recoveries. At the end of September, the Company had stockpiles of approximately 53,000 tonnes of high grade ore from the San Carlos deposit at grades in excess of reserve grade.
Total cash costs of $979 per ounce of gold sold in the third quarter of 2015 were higher than the Company’s annual guidance of $865 per ounce and compared to $784 per ounce reported in the third quarter of 2014. On a year-to-date basis, total cash costs are $875 per ounce of gold sold (including the first six months of production from prior ownership), consistent with annual guidance though higher than $686 in the same period of 2014. The increase relative to the prior year is attributable to lower grades stacked on the leach pad, a higher waste-to-ore ratio, and a higher cost per tonne of ore mined. AISC in the quarter were $1,210 per ounce of gold sold, which is 15% higher than the third quarter of 2014. AISC in the third quarter of 2015 were impacted by lower production, with fixed costs, such as sustaining capital and site general and administration costs allocated across fewer ounces. AISC are expected to decrease in the fourth quarter reflecting higher leach pad and mill production. On a year-to-date basis, AISC are $1,086 per ounce of gold sold (including the first six months of production from prior ownership), higher than the same period in 2014.

6 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

El Chanate Operational and Financial Review

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Open Pit Operations
Total tonnes mined	7,245,557	8,707,195	23,204,073	25,829,952
Tonnes of ore mined	1,775,915	2,085,337	5,446,841	6,917,457
Capitalized stripping tonnes	—	3,748,477	7,511,788	9,830,243
Waste-to-ore ratio (operating)	3.1	1.4	1.9	1.3
Average grade of gold (1)	0.46	0.61	0.61	0.48
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	1,397,888	1,699,801	4,506,153	5,255,364
Average grade of gold processed (1)	0.54	0.71	0.70	0.58
Tonnes of run-of-mine ore stacked on the heap leach pad	398,047	407,485	964,250	1,826,453
Average run-of mine grade of gold processed (1)	0.19	0.19	0.19	0.20
Total tonnes of ore processed	1,795,935	2,107,286	5,470,403	7,081,817
Average grade of gold processed (1)	0.46	0.61	0.61	0.48
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	19,500	22,900	20,000	25,900
Recovery ratio (ratio of ounces produced to contained ounces stacked)	83%	40%	57%	47%
Gold production (ounces)	21,932	16,499	61,102	51,641
Gold sales (ounces)	21,506	15,898	59,801	49,869
Total cash costs per ounce of gold sold (2)	$994	$663	$749	$621
All-in sustaining costs per ounce of gold sold (2),(3)	$1,019	$1,089	$968	$1,020
Financial Review (in millions) (1)
Operating Revenues	$24.2	$20.3	$70.2	$64.2
Earnings (loss) from operations	($3.7)	$3.3	($39.2)	$17.3
Operating cash flow	$3.4	$1.9	$23.7	$12.6
Capital expenditures	$0.4	$7.0	$13.0	$20.9

(1)	Grams per tonne.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
During the third quarter of 2015, El Chanate mined 1,775,915 tonnes of ore or 19,300 TPD, at an average grade of 0.46 g/t Au. For the first nine months of 2015, 23,204,073 tonnes were mined, including 5,446,841 tonnes of ore at an average grade of 0.61 g/t Au. Ore tonnes mined in the three and nine months ended September 30, 2015 were 15% and 21% lower than the same periods in 2014, respectively, due to a combination of lower mining rates and a higher strip ratio in 2015. Commencing in the third quarter of 2015, the Company has not capitalized any waste removal costs at El Chanate, which increases the total cash costs per ounce but has no impact on all-in sustaining costs per ounce.
El Chanate crushed and stacked 1,397,888 tonnes of open pit ore on the heap leach pad during the third quarter of 2015, at an average rate of 15,194 TPD compared to an average rate of 18,476 TPD in the same period of the prior year. El Chanate also stacked 398,047 tonnes of low grade run-of-mine ore on the heap leach pad. During the first nine months of 2015, the Company crushed and stacked 4,506,153 tonnes of ore at an average rate of 16,506 TPD, compared to the 19,250 TPD stacking rate in the first nine months of 2014.
The grade of ore crushed and stacked averaged 0.54 g/t Au during the third quarter compared to an average grade of 0.71 g/t Au in the same period of the prior year. The drop in grade during the quarter is a result of mine sequencing. Year-to-date ore crushed and stacked in 2015 averaged 0.70 g/t Au compared to an average grade of 0.58 g/t Au in 2014, with the variance also attributed to mine sequencing.
During the third quarter, El Chanate produced 21,932 ounces of gold, bringing 2015 year-to-date production to 61,102 ounces of gold. This compares to production of 16,499 and 51,641 ounces of gold in the same periods of the prior year, respectively. Higher production in 2015 is attributed to higher grades and improved recoveries from the leach pad, which were partially offset by lower mining rates.

7 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Total cash costs per ounce of gold sold were $994 in the third quarter of 2015, an increase from previous quarters reflecting the fact that the Company is now expensing stripping costs as incurred whereas in previous quarters these costs would have been capitalized given the Company has determined the costs are not recoverable. For the nine months ended September 30, 2015, total cash costs per ounce of gold sold were $749. Total cash costs are exclusive of net realizable value ("NRV") adjustments to ore inventories. The Company recorded a $7.0 million NRV adjustment in the second quarter of 2015, and a $5.3 million NRV adjustment in the third quarter of 2014. AISC of $1,019 per ounce of gold sold in the third quarter of 2015 decreased from $1,089 per ounce in the third quarter of 2014. AISC have averaged $968 per ounce through the first three quarters of 2015, consistent with annual guidance of $950 - 1,050 per ounce.
Capital expenditures in the third quarter of 2015 were $0.4 million, and for the nine months ended September 30, 2015 were $13.0 million, with $12.5 million related to the capitalization of waste stripping costs during the year.
Third Quarter 2015 Development and Exploration Activities
La Yaqui
A total of 6,600 metres ("m") was drilled at La Yaqui during the third quarter of 2015. This drilling was all for exploration purposes as the metallurgical, geotechnical and condemnation drilling was completed in the second quarter.
This first phase of exploration drilling has yielded some excellent results with mineralized intercepts encountered over an additional 750m of strike length.

•	1.36 g/t Au over 117.40m (15YAQ058)

•	1.34 g/t Au over 64.00m (15YAQ061)

•	5.68 g/t Au over 15.20m (15YAQ064) (approximately 350m along strike from 15YAQ058)

•	2.03 g/t Au over 32.00m (15YAQ068) (approximately 750m along strike from 15YAQ058)
These results indicate ore-grade intercepts at distances of up to a 1.25 kilometre strike length from known in-pit mineralization and preliminary metallurgical test work indicates mineralization is amenable to heap leaching.
Cerro Pelon
A total of 12,400m was drilled at Cerro Pelon during the third quarter. These were all exploration holes designed to test continuation of mineralization to the north of the current pit. This drilling has led to the delineation of a new zone of mineralization approximately 100m to the north of the reserve mineralization and outside previously designed pit limits. Excellent drill results were obtained with several intercepts averaging well above the current mineral reserve grade. Highlight intercepts include:

•	2.37 g/t Au over 45.70m (15PEL007)

•	3.83 g/t Au over 13.10m (15PEL008)

•	2.46 g/t Au over 94.20m and 2.21 g/t Au over 22.60m (15PEL010)

•	14.47 g/t Au over 50.30m (15PEL012)

•	9.65 g/t Au over 34.60m (15PEL020)

•	4.07 g/t Au over 15.20m and 2.24 g/t Au over 18.30m (15PEL031)

•	4.78 g/t Au over 41.10m (15PEL049)

•	3.94 g/t Au over 35.10m (15PEL050)

•	4.26 g/t Au over 18.30m (15PEL058)
In addition to drilling, significant mapping and sampling has been conducted over a large area around the reserve mineralization. Combined results from all programs indicate that gold mineralization at Cerro Pelon is hosted in a number of discrete zones called quartz-alunite ledges or ribs. Exploration over the larger area has indicated potential for further quartz-alunite ledges along strike to the north. The exploration focus for the remainder of 2015 and early 2016 is to drill test this strike length.
Turkey
In April 2015, the Company received notice that the injunction order granted against the Turkish Ministry of the Environment and Urbanization's (the "Ministry") approval of the Environmental Impact Assessment ("EIA") for the Aðý Daðý gold project had been dismissed by the Çanakkale Administrative Court. With this ruling, the Ministry's approval of the EIA has been returned to good standing.
In addition, in June 2015 the Turkish High Administrative Court overturned a Lower Court ruling that had previously cancelled EIA permits granted to Alamos by the Ministry. With the ruling from the High Court, the EIA certificate for the Kirazlý gold project was reinstated. The Company is currently applying for the forestry and operating permits which are required

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prior to construction, and remains confident that these permits will be granted. The Company expects first gold production from Kirazlý within 18 months of receipt of the outstanding permits.
For the three months ended September 30, 2015, total development expenditures in Turkey were $0.4 million. An updated capital budget for the Kirazlý project will be presented once all required permits are received, however, the capital budget is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of updated capital costs, forestry fee changes, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects.
Lynn Lake
The Company owns a 25% interest in the Lynn Lake Project and can earn up to a 60% interest by funding CAD $20.0 million on the project over a three-year period and delivering a feasibility study within that time period. The Company has reached a definitive agreement with Carlisle, the joint-venture partner on the Lynn Lake Project, to acquire the outstanding shares of the Company thereby consolidating 100% ownership of the project and controlling the project timeline and spending.
The Company is currently managing the exploration and technical work related to a future feasibility study on the Lynn Lake Project. Spending for the three and nine months ended September 30, 2015 was $3.5 million and $7.1 million, respectively.
Esperanza
The Company capitalized $0.9 million at the Esperanza Gold Project in the third quarter of 2015. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA.
Quartz Mountain
In the third quarter of 2015, the Company invested $0.4 million at the Quartz Mountain project, which was expensed. All results have been received from the drill program that concluded in the second quarter. The drill program had the dual objective of testing the new geological model and validating a section of the existing resource. Results indicate that the geology and mineralization intersected correlate very well with the geological model and resource modelling is now underway.
Review of Third Quarter Financial Results
During the third quarter of 2015, the Company sold 92,229 ounces of gold, a 62% increase compared to the third quarter of 2014 (excluding ounces sold from Mulatos prior to July 2). The majority of the increase is due the inclusion of sales from Mulatos effective July 2, 2015. The increase in gold ounces sold was offset by a decrease in the average realized gold price for the quarter. The decrease in realized gold price negatively impacted revenue by $9.0 million as the price per ounce decreased from $1,280 to $1,123.
Mining and processing costs increased to $75.4 million in the third quarter of 2015 from $44.3 million in the third quarter of 2014 largely reflecting the inclusion of operating costs from Mulatos. Consolidated total cash costs for the quarter were $850 per ounce of gold sold, compared to $706 per ounce in the prior year period. The increase is due to the Company directly expensing all stripping costs at El Chanate, as well as the inclusion of operating costs from Mulatos which were higher in the third quarter. This was offset by the cost benefit associated with the continued depreciation of both the Canadian dollar and Mexican Peso compared to the US dollar.
In the third quarter of 2015, AISC per ounce of gold sold increased by $57 to $1,155, as compared to $1,098 in the third quarter of 2014. This increase was primarily due to higher cash costs per ounce at Mulatos and El Chanate, partly offset by the continued weakening of operating currencies at each of the mines.
Royalty expense for the quarter was $2.9 million, an increase from the third quarter of 2014, due to third party royalties at Mulatos and the new royalty at Young-Davidson, which were not included in the prior year results.
Amortization increased from $28.0 million to $31.7 million in the third quarter of 2015, reflecting the inclusion of Mulatos. Amortization per ounce sold was $345 per ounce compared to $491 per ounce in 2014, due to lower amortization per ounce attributable to Mulatos, and impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense.
Corporate and administration expenses increased in the quarter by $2.4 million to $6.1 million as a result of the merger and costs associated with temporarily maintaining two corporate offices. Corporate and administration expenditures are anticipated to trend lower as merger synergies are realized.

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The Company recognized a loss from operations of $18.9 million in the third quarter of 2015, compared to a loss from operations of $6.6 million in the same period of 2014. The increased loss was driven by lower gold prices and higher total cash costs.
The Company reported a net loss of $33.4 million in the third quarter of 2015, compared to a net loss of $15.7 million in Q3 2014. The net loss was due to the reasons previously stated, as well as transaction costs related to the merger of $3.5 million and foreign exchange losses. In addition, the Company wrote-off non-core exploration properties of $2.5 million.
Review of Nine Month Financial Results
During 2015, the Company sold 205,049 ounces of gold compared to sales of 169,317 ounces in 2014 (excluding ounces sold from Mulatos prior to July 2, 2015). The increase in ounces sold is primarily due to the inclusion of post-merger gold sales at Mulatos of 29,596 ounces. This increase was offset by a lower average realized price for gold, as the price per ounce decreased from $1,286 to $1,168.
During 2015, total cash costs per ounce of gold sold were $758, $33 per ounce lower than the comparable period in 2014 at $791 per ounce. Cash costs improved due to lower underground mining costs at Young-Davidson and operating currency weakness against the USD, partially offset by higher cash costs associated with Mulatos.
Mining and processing costs increased to $160.4 million from $139.2 million due to the inclusion of Mulatos, which added $27.3 million to operating costs for the period of ownership.
During 2015, consolidated AISC per ounce of gold sold were $1,103, representing a 10% improvement over all-in sustaining costs per gold ounce of $1,221 in 2014. The decrease was due to lower cash costs per ounce at Young-Davidson and a decline in corporate and administrative expenses.
Royalty expense for the period was $3.7 million, an increase from 2014, due to a third party royalty at Mulatos and the new royalty at Young-Davidson which hare not reflected in 2014.
Amortization decreased from $91.4 million to $80.0 million in the third quarter of 2015. Amortization per ounce decreased significantly due to lower amortization per ounce attributable to Mulatos and impairment charges at El Chanate in 2014, as well as impairment charges at El Chanate and Young-Davidson in the second quarter of 2015, which had the impact of lowering amortization expense in the third quarter of 2015.
The Company recognized a loss from operations of $437.1 million in 2015, compared to a loss from operations of $35.8 million in 2014. This was primarily a result of impairment charges of $371.7 million at Young-Davidson, and El Chanate, the loss on revaluation of assets distributed to AuRico Metals Inc. of $40.1 million, and inventory NRV adjustments in the second quarter of 2015.
For the nine months ended September 30, 2015, the Company recorded a net loss of $448.4 million, compared to a net loss of $61.4 million for the comparable prior year period. The loss was the result of the previously discussed items, as well as $20.0 million in costs incurred related to the merger.
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and nine-month periods ended September 30, 2015 and September 30, 2014 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of Third Quarter 2015 Results Conference Call
The Company's senior management will host a conference call on Thursday, November 12, 2015 at 12:00 pm ET to discuss the third quarter 2015 financial results and provide an update on operating, exploration, and development activities.
Participants may join the conference call by dialling (416) 340-2216 or (866) 223-7781 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until November 26, 2015 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 9701944. The webcast will be archived at www.alamosgold.com.

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Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). Information pertaining to the Mulatos District exploration program has been reviewed and approved by  Aoife McGrath, M.Sc., M.AIG, the Corporation’s Vice President, Exploration, who is a Qualified Persons within the meaning of NI 43-101.  All field work is directly supervised and directed by Kristen Simpson, P.Geo., Alamos' Exploration Manager (Mexico), a Qualified Person as defined by NI 43-101 Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, “Mulatos Project Technical Report Update” dated December 21, 2012, which can be viewed on SEDAR (www.sedar.com).
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Alamos, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; the ability of the Company to complete the acquisition of Carlisle; contests

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over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
Additional risk factors and details with respect to risk factors affecting the Company are set out in: (i) each of AuRico and Former Alamos’ Annual Information Forms for the year ended December 31, 2014 under the headings “Risk Factors”; and, (ii) the joint management information circular of AuRico and Former Alamos dated May 22, 2015, under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce”, “total cash costs per ounce” and “all-in sustaining costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “All-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.
For a reconciliation of non-GAAP and GAAP measures, please refer to Alamos’ Management Discussion and Analysis dated November 12, 2015, for the three and nine-month periods ended September 30, 2015, as presented on SEDAR and the Company’s website.

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flows
ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2015	December 31, 2014
A S S E T S
Current Assets
Cash and cash equivalents	$313.6	$89.0
Available-for-sale securities	7.2	—
Amounts receivable	39.4	14.1
Income taxes receivable	14.0	5.2
Inventory	132.6	73.1
Other current assets	8.6	2.6
Total Current Assets	515.4	184.0

Non-Current Assets
Long-term inventory	87.1	103.2
Mineral property, plant and equipment	1,852.0	1,638.7
Goodwill	—	241.7
Other non-current assets	71.7	114.2
Total Assets	$2,526.2	$2,281.8

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$97.6	$45.7
Current portion of equipment financing obligations	6.0	6.3
Total Current Liabilities	103.6	52.0

Non-Current Liabilities
Deferred income taxes	290.2	260.9
Decommissioning liability	34.6	28.8
Debt and equipment financing obligations	312.1	308.1
Other non-current liabilities	2.2	0.7
Total Liabilities	742.7	650.5

E Q U I T Y
Share capital	$2,769.7	$2,030.0
Contributed surplus	68.8	62.3
Accumulated other comprehensive loss	(3.8)	(0.2)
Deficit	(1,051.2)	(460.8)
Total Equity	1,783.5	1,631.3
Total Liabilities and Equity	$2,526.2	$2,281.8

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ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)
Consolidated Statements of Comprehensive Loss
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For the three month periods ended		For the nine month periods ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
		Restated (Note 3)		Restated (Note 3)
OPERATING REVENUES	$103.6	$72.9	$239.4	$217.8

MINE OPERATING COSTS
Mining and processing	75.4	44.3	160.4	139.2
Royalties	2.9	0.7	3.7	1.0
Amortization	31.7	28.0	80.0	91.4
LOSS FROM MINE OPERATIONS	(6.4)	(0.1)	(4.7)	(13.8)

EXPENSES
Exploration	2.7	0.3	3.4	0.8
Corporate and administrative	6.1	3.7	13.3	14.9
Share-based compensation	1.2	1.9	3.9	5.7
Revaluation of assets distributed	—	—	40.1	—
Impairment charges	2.5	0.6	371.7	0.6
LOSS FROM OPERATIONS	(18.9)	(6.6)	(437.1)	(35.8)

OTHER EXPENSES
Finance expense	(6.1)	(6.8)	(17.4)	(14.7)
Foreign exchange loss	(4.0)	(1.9)	(8.1)	(3.7)
Other loss, net	(9.1)	(0.1)	(18.4)	(18.8)
LOSS BEFORE INCOME TAXES	(38.1)	(15.4)	(481.0)	(73.0)
INCOME TAXES
Current income tax expense	(0.4)	(0.1)	(1.2)	(0.4)
Deferred income tax recovery (expense)	5.1	(0.2)	33.8	12.0
NET LOSS	($33.4)	($15.7)	($448.4)	($61.4)

Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
- Unrealized (loss) gain on available-for-sale securities	(3.5)	(0.1)	(3.6)	2.5
- Reclassification of realized losses on available-for-sale securities included in earnings	—	—	—	2.5
COMPREHENSIVE LOSS	($36.9)	($15.8)	($452.0)	($56.4)

LOSS PER SHARE FOR THE PERIOD
– basic	($0.13)	($0.13)	($2.59)	($0.49)
– diluted	($0.13)	($0.13)	($2.59)	($0.49)
Weighted average number of common shares outstanding (000's)
- basic	253,133	125,510	173,316	125,419
- diluted	253,133	125,510	173,316	125,419

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ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For the three month periods ended		For the nine month periods ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the period	($33.4)	($15.7)	($448.4)	($61.4)
Adjustments for items not involving cash:
Amortization	31.7	28.0	80.0	91.4
Foreign exchange loss	4.0	1.9	8.1	3.7
Current income tax expense	0.4	0.1	1.2	0.4
Deferred income tax (recovery) expense	(5.1)	0.2	(33.8)	(12.0)
Share-based compensation	1.2	1.9	7.1	5.7
Revaluation of assets distributed	—	—	40.1	—
Impairment charges	2.5	0.6	371.7	0.6
Payments to settle derivative liabilities	(2.0)	—	(2.7)	—
Other non-cash items	6.8	3.6	7.6	19.0
Changes in non-cash working capital	(14.7)	(17.8)	(4.3)	(14.4)
Income taxes paid	—	—	(0.4)	(1.1)
	(8.6)	2.8	26.2	31.9
INVESTING ACTIVITIES
Mineral property, plant and equipment	(48.8)	(50.7)	(124.6)	(147.4)
(Purchase) sale of available-for-sale securities	(3.9)	—	(3.9)	23.3
Cash received on completion of the merger	249.1	—	249.1	—
Proceeds from retained interest royalty	—	—	16.7	2.5
(Increase)/decrease in restricted cash	—	—	(0.5)	5.9
Proceeds received on transfer of litigation claim	—	3.2	—	3.2
	196.4	(47.5)	136.8	(112.5)
FINANCING ACTIVITIES
Proceeds from debt and equipment financing obligations	—	3.2	—	308.5
Repayment of debt and equipment financing obligations	(1.7)	(1.6)	(5.5)	(252.5)
Payment of financing fees on debt	—	(0.3)	—	(7.8)
Proceeds received from private placement	—	—	83.3	—
Proceeds received from the exercise of stock options	—	—	0.7	—
Dividends paid	—	(0.9)	(8.0)	(13.9)
Cash transferred to AuRico Metals	(20.0)	—	(20.0)	—
Proceeds from issuance of flow-through shares	—	4.6	15.3	4.6
	(21.7)	5.0	65.8	38.9
Cash previously reclassified as held for distribution	20.0	—	—	—
Effect of exchange rates on cash and cash equivalents	(2.2)	(0.7)	(4.2)	(0.8)
Net increase/(decrease) in cash and cash equivalents	183.9	(40.4)	224.6	(42.5)
Cash and cash equivalents - beginning of period	129.7	140.6	89.0	142.7
CASH AND CASH EQUIVALENTS - END OF PERIOD	$313.6	$100.2	$313.6	$100.2

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